SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2019 Interim Results Announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 20, 2019	By:	/s/ Guo Xiaojun
	Name:	Guo Xiaojun
	Title:	Secretary to Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2019 Interim Results Announcement

For the Six Months Ended 30 June 2019

1.	IMPORTANT MESSAGE

1.1

This interim results summary of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Sinopec Shanghai”) for the six months ended 30 June 2019 (the “Reporting Period”) is extracted from the full text of the 2019 interim report. For detailed content, investors are advised to read the full text of the 2019 interim report which is published on the websites of the Shanghai Stock Exchange or other designated website of China Securities Regulatory Commission (“CSRC”), Hong Kong Exchanges and Clearing Limited and the Company.

1.2	Corporate Information

A Shares	Stock Exchange Listing Stock Short Name Stock Code	Shanghai Stock Exchange SHANGHAI PECHEM 600688
H Shares:	Stock Exchange Listing Stock Short Name Stock Code	The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) SHANGHAI PECHEM 00338
American Depository Receipts (“ADR”):	Stock Exchange Listing Stock Code	New York Stock Exchange SHI

	Secretary to the Board	Securities Affairs Representative
Name	Guo Xiaojun	Ding Yonghui
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) Postal Code: 200540	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China Postal Code: 200540
Telephone	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	guoxiaojun@spc.com.cn	dingyonghui@spc.com.cn

2.	MAJOR FINANCIAL DATA AND SHAREHOLDERS STATUS

2.1	Major Financial Data

Prepared under the People’s Republic of China (“China”) Accounting Standards for Business Enterprises (“CAS”)

2.1.1	Major Accounting Data

Unit: RMB’000

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	51,992,583	52,187,640	-0.37
Total profit	1,359,243	4,515,157	-69.90

Net profit attributable to equity shareholders of the holding company	1,137,241	3,524,131	-67.73
Net profit attributable to equity shareholders of the holding company excluding non-recurring items	1,137,729	3,515,331	-67.64
Net cash generated from operating activities	245,974	4,227,404	-94.18

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	28,803,061	30,370,126	-5.16
Total assets	43,987,092	44,539,960	-1.24

2.1.2	Major Financial Indicators

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings per share (RMB/Share)	0.105	0.326	-67.79
Diluted earnings per share (RMB/Share)	0.105	0.326	-67.79

Basic earnings per share after non-recurring items (RMB/Share)	0.106	0.325	-67.38
Return on net assets (weighted average) (%)*	3.676	11.618	Decrease 7.94 percentage points
Return on net assets after non-recurring items (weighted average) (%)*	3.698	11.589	Decrease 7.89 percentage points

*	The above-mentioned net assets do not include minority shareholders’ interests.

2.1.3	Differences between Financial Statements Prepared under CAS and those Prepared under International Financial Reporting Standards (“IFRS”)

Unit: RMB’000

	Net profit attributable to equity shareholders of the holding company		Total equity attributable to equity shareholders of the holding company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	1,137,241	3,524,131	28,803,061	30,370,126
Prepared under IFRS	1,143,560	3,551,259	28,780,003	30,346,063

For a detailed description of the differences between financial statements prepared under CAS and those prepared under IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS contained in the 2019 interim report.

2.1.4	Non-recurring Profit and Loss Items (Prepared under CAS)

Unit: RMB’000

Non-recurring profit and loss items	Amount
Net loss from disposal of non-current assets	-18,724
Employee reduction expenses	-13,349

Government grants recorded in profit and loss (excluding government grants closely related to corporate business pursuant to the State’s unified standard on quota and amount entitlements)	12,966
Gains from structured deposits	41,497

Fair value gains on foreign exchange option and forward foreign exchange contracts	3,368
Net losses on settlement of foreign exchange option and forward foreign exchange contracts	-15,350
Other non-operating income and expenses other than those mentioned above	-15,868
Effect attributable to minority interests (after tax)	990

Income tax effect	3,982

Total	-488

2.2	Shareholding of the Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders of ordinary shares as at the end of the Reporting Period	85,489

Unit: Shares

Shareholding of the top ten shareholders

Name of shareholders (Full name)	Class of shares	Increase/ decrease of shareholding during the Reporting Period (shares)	Number of shares held at the end of the Reporting Period (shares)	Percentage of Shareholding (%)	Number of shares held with selling restrictions (shares)	Pledged/frozen		Nature of shareholders
						Status of shares	Number of shares
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned legal person

HKSCC (Nominees) Limited	H shares	-1,294,074	3,456,846,747	31.94	0	Unknown	—	Overseas legal person

China Securities Finance Corporation Limited	A shares	0	324,111,018	2.99	0	None	0	Others

HKSCC Limited	A shares	+3,655,630	82,354,554	0.76	0	None	0	Others

Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others

GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	0	45,222,300	0.42	0	None	0	Others

Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	0	43,531,469	0.40	0	None	0	Others

China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	0	43,083,750	0.40	0	None	0	Others

Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others

E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	A shares	0	43,083,700	0.40	0	None	0	Others

Note on connected relations or acting in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec
Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on
Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees)
Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an acting-in-concert party
	under the Administrative Measures on Acquisition of Listed Companies.

2.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 30 June 2019, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholder	Interests held or deemed as held (shares)	Note		Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	5,460,000,000 A shares (L) Shares of legal person	(1)		50.44	74.50	Beneficial owner

The Bank of New York Mellon Corporation	478,472,013H shares (L) 389,190,800H shares (S) 77,258,643H shares (P)	(2)		4.42 3.60 0.71	13.69 11.14 2.21	Interests of controlled corporation

BlackRock, Inc.	313,996,599H shares (L) 21,260,000H shares (S)	(3 (3	) )	2.90 0.20	8.98 0.61	Interests of controlled corporation Interests of controlled corporation

JPMorgan Chase & Co.	195,142,166H shares (L) 35,209,447H shares (S) 132,750,796H shares (P)	(4 (4	) )	1.80 0.33 1.23	5.58 1.00 3.79	Interests of controlled corporation, investment manager, secured equity holders and approved lending agents

Corn Capital Company Limited	211,008,000H shares (L) 200,020,000H shares (S)	(5 (5	) )	1.95 1.85	6.04 5.72	Beneficial owner Beneficial owner

Hung Hin Fai	211,008,000H shares (L) 200,020,000H shares (S)	(5)		1.95 1.85	6.04 5.72	Interests of controlled corporation Interests of controlled corporation

Yardley Finance Limited	200,020,000H shares (L)	(6)		1.85	5.72	Secured equity holders

Chan Kin Sun	200,020,000H shares (L)	(6)		1.85	5.72	Interests of controlled corporation

Citigroup Inc.	228,207,123H shares (L) 3,048,300H shares (S) 169,895,619H shares (P)	(7 (7	) )	2.11 0.03 1.57	6.52 0.08 4.86	Secured equity holders, Interests of controlled corporation, and approved lending agents

(L): Long position; (S): Short position; (P): Lending Pool

Note :

(1)

Based on the information obtained by the Directors from the website of The Hong Kong Stock Exchange and as far as the Directors are aware, China Petrochemical Corporation directly and indirectly owned 68.77% of the issued share capital of Sinopec Corp. as at 30 June 2019. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)	All the 389,190,800 H shares (short position) held by The Bank of New York Mellon Corporation was held through physical settlement unlisted derivatives.

(3)	Of the H shares (long position) held by BlackRock, Inc., 1,694,000 H shares (long position) were held through cash settled unlisted derivatives.

(3)	Of the H shares (short position) held by BlackRock, Inc., 1,914,000 H shares (short position) were held through cash settled unlisted derivatives.

(4)	Of the H shares (long position) held by JPMorgan Chase & Co., 16,976,000 H shares (long position) were held through cash settled unlisted derivatives.

(4)

Of the H shares (short position) held by JPMorgan Chase & Co., 4,000 H shares (short position) were held through cash settled listed derivatives, 18,835,862 H shares (short position) were held through physical settlement unlisted derivatives, 10,926,165 H shares (short position) were held through cash settled unlisted derivatives, 20 H shares (short position) were held through convertible instruments listed derivatives.

(5)

These shares were held by Corn Capital Company Limited. Hung Hin Fai held 100% interests in Corn Capital Company Limited. Pursuant to the SFO, Hung Hin Fai was deemed to be interested in the shares held by Corn Capital Company Limited.

(6)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

(7)

Of the H shares (long position) held by Citigroup Inc., 5,934,100 H shares (long position) were held through physical settlement listed derivatives, 436,000 H shares (long position) were held through cash settled unlisted derivatives.

(7)

Of the H shares (short position) held by Citigroup Inc., 107,300 H shares (short position) were held through physical settlement listed derivatives, 554,000 H shares (short position) were held through cash settled unlisted derivatives.

Save as disclosed above, as at 30 June 2019, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

2.4	Interests and Short Positions of the Directors, Chief Executive and Supervisors in Shares and Underlying Shares and Debentures of the Company or its Associate Corporation

As at 30 June 2019, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant the “Model Code for Securities Transactions” set out in Appendix 10 to the “Hong Kong Listing Rules” were as follows:

Interests in the Shares and Underlying Shares of the Company

Name	Position	Number of shares (shares)	Number of underlying shares held in respect of A shares share options under the Share Option Incentive Scheme (shares)	Percentage of total issued shares (%)	Percentage of total issued A shares (%)	Capacity
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)	—	0.0028	0.0041	Beneficial owner

Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	301,000 A shares (L)	—	0.0028	0.0041	Beneficial owner

Jin Wenmin	Executive Director and Vice President	175,000 A shares (L)	—	0.0016	0.0024	Beneficial owner

(L) : Long position

Save as disclosed above, as at 30 June 2019, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

3.	REPORT OF THE DIRECTORS

3.1	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in the 2019 interim report. Unless otherwise specified, certain financial data involved interim report hereinafter are extracted from the unaudited interim financial report of the Group prepared in accordance with IFRS.)

Review and Discussion of Operating Results

In the first half of 2019, the world economic situation remained complex and severe. The relationship between international trade frictions and geopolitical tensions intensified. World economic growth and international trade all slowed down. The US economic growth rate slowed down after the surge, and the Eurozone economy performed bleak. The Japanese economy was in a moderate expansion trend, and its growth exceeded expectations. China’s external instability and uncertainties have increased, and the downward pressure on the economy has increased. Under the impetus of adhering to high-quality development and supply-side structural reforms, economic operations continued to remain within a reasonable range. In the first half of the year, GDP increased by 6.3% year-on-year, continuing the overall stable, steady and progressive development trend. Under the influence of the complicated domestic and international situation in China’s petrochemical industry, the downward pressure on the economic operation of the industry has increased. Although the investment in the industry has grown rapidly, the concentrated production of new capacity in the short term and the resulting market expectations have caused significant fluctuation and decrease in product prices. The overall growth of the industry was stable, exports gradually slowed down, and the decline in corporate efficiency did not fundamentally improve.

In the first half of 2019, in the face of increasingly complex and severe domestic and international economic and industrial situations, the Group focused on safety, environmental protection, production and operation, operational optimization, reform and innovation, and the annual goals were promoted in an orderly manner. For the six months ended 30 June 2019, the Group’s turnover reached RMB51,955.2 million with a decrease of RMB206.3 million, representing a decrease of 0.40% as compared to the same period last year. The profit before tax was RMB1,365.6 million (profit before tax for the same period last year was RMB4,542.3 million), representing a decrease of RMB3,176.7 million from the same period last year. Profit after tax and non-controlling shareholder interests was RMB1,143.6 million (profit for the same period last year was RMB3,551.3 million), representing an decrease of RMB2,407.7 million from the same period last year.

In the first half of 2019, the total production volume of the Group reached 6,877,900 tons, representing a year-on-year increase of 2.53%. From January to June, the Group processed 7,473,000 tons of crude oil (including 507,400 tons of crude oil processed on a sub-contract basis), representing a year-on-year increase of 1.76%. The production volume of refined oil products in total reached 4,464,400 tons, representing a year-on-year increase of 3.40%. Among these, the output of gasoline was 1,688,200 tons, representing a year-on-year increase of 3.51%; the diesel output was 1,851,200 tons, representing a year-on-year decrease of 4.94%; and the jet fuel output was 925,100 tons, representing a year-on-year increase of 25.10%. The Group produced 421,900 tons of ethylene, representing a year-on-year increase of 4.82% and produced 329,500 tons of paraxylene, representing a 0.12% decrease year-on-year. The Group also produced 506,900 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a year-on-year increase of 4.73%; 301,300 tons of synthetic fiber monomers, representing a year-on-year decrease of 9.79%; 191,700 tons of synthetic fiber polymers, representing a year-on-year decrease of 5.05%; and 94,200 tons of synthetic fibers, representing a year-on-year increase of 8.65%. For the first half of the year, the sales to output ratio and debt recovery ratio of the Group were 99.77% and 100%, respectively.

Adhering to the bottom line of safety and environmental protection to ensure smooth operation of the device. In the first half of the year, the Group further promoted the implementation of HSSE, further improved the safety management, carried out comprehensive investigation and hidden danger management on tank areas, restricted space operations, and hazardous chemicals management, and maintained an overall stable security situation. The programs such as “10,000 Employees Checking Odor” promoted the establishment of green enterprises. From January to June, the Company’s comprehensive compliance rate of discharged wastewater was 100%, and the total emissions of COD, sulfur dioxide and nitrogen oxides decreased by 5.03%, 26.52% and 23.67%, respectively. The average concentration of VOCs at the boundary of the plant decreased by 11.55% year-on-year. In terms of production operation, 25 sets of equipment maintenance were completed in the first half of the year and a successful driving was achieved. No unplanned halt occurred, and the overall operation of the units remained stable. Among the 62 major technological and economic indicators monitored, 39 items were better than the annual level of last year, with a year-on-year progress rate of 62.90%. There were 20 items reaching advanced level of the industry, leading to the industry’s advanced rate of 32.26%. During the Reporting Period, the Company’s accumulated comprehensive energy consumption was 0.757 tons of standard coal per RMB10,000, representing a decrease of 0.39% compared with the annual total of 0.760 tons of standard coal per RMB10,000 last year.

The Group continued to deepen the optimization of production and operation and strengthened market development and costs reduction. In the first half of the year, the Group strengthened the supply chain management of crude oil procurement, combined with the market characteristics of high and low sulfur, light and heavy crude oil price narrowing and some crude oil discount water, and moderately promoted the light weight structure of crude oil; optimized the structure of refined oil products, and increased the output of jet fuel 25.10%, the cumulative diesel to gasoline ratio is 1.10, which is 0.09 lower than the same period of last year. The proportion of high-grade gasoline is 0.29 percentage points higher than that in 2018. Making efforts to open up domestic and foreign markets and produced low-sulfur heavy and light marine fuel oil for the first time. Dicyclopentadiene successfully opened the EU market, HSF (high shrink film polyester) slice was first exported to Indonesia, and black pipe plastic products successfully entered domestic gas supply market. The Group strengthened policy research and did a good job in adjusting the VAT rate adjustment. In the first half of the year, the value-added tax and additional tax revenue were RMB40.0 million. The key cost management and control work will continue to be carried out, and the key expenses under the company’s monitoring will be controlled within the time schedule.

The Group continued to develop company and promoted technological innovation. In the first half of the year, the Group strived to do a good job in the top-level design of the company’s development, proposed the goal of building domestic leading and world-class” energy, chemical and new materials corporation by 2035, implemented refinery clean-up transformation and product structure optimization, as well as transformational development with the goal of developing new materials such as carbon fiber. The Group strengthened technical research in the field of new energy and strived to promote research on key technologies for low-sulfur marine fuel oil production and fuel cell-level hydrogen supply, promoted the development and popularization of high value-added polyester and synthetic resin, and made breakthroughs in the research and development of special materials for polypropylene caps, and the performance indicators have reached the level of imported similar products. In the first half of the year, the Group developed and produced new products of 98,100 tons; the production of synthetic resin new products and polyolefin special materials was 368,500 tons, the synthetic fiber differentiation rate was 88%. The Company has 11 patent applications and 9 pieces applications have been granted. The construction of smart factories was promoted, the detailed design of planning optimization and production scheduling were completed, and the project entered the full implementation stage.

The Group further strengthened corporate management and advanced the reform. In the first half of the year, the Group completed the establishment of the Carbon Fiber Business Unit and basically entered the normal operation management, reduced the internal organization of some secondary units, and adjusted the functional departments of some filiale. Taking the national incremental power distribution business reform as an opportunity, the Group accelerated the pace of transformation and development, Shanghai Shidian Energy Co., Ltd. was established to effectively solve the historical problems left by the company’s temporary power supply area. The Group adhered to focus on tackle key core technologies, “Bottle Neck”, and participated in the establishment of Shanghai Carbon Fiber Composites Innovation Research Institute Co., Ltd. to provide support for the company’s carbon fiber industry development. The Group promoted the optimization of the team structure, increased the intensity of training and selection of outstanding young cadres, and continuously improved the cadre team structure. The Group increased the application of the intelligent training system, promoted the “one position with multiple functions” training and the “large-scale training and extensive competition” activities, and comprehensively improved the quality of the staff.

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2019			2018
	Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%
Synthetic fibers	93.7	1,198.6	2.6	83.5	1,123.5	2.4
Resins and plastics	633.8	5,054.2	11.0	597.8	5,129.5	11.1
Intermediate petrochemical products	1,077.4	5,164.4	11.2	1,110.6	6,118.6	13.3
Petroleum products	5,086.0	21,006.9	45.5	4,966.7	20,643.8	44.8
Trading of petrochemical products	—	13,305.5	28.8	—	12,644.1	27.5
Others	—	395.5	0.9	—	387.6	0.9

Total	6,890.9	46,125.1	100.0	6,758.6	46,047.1	100.0

In the first half of 2019, net sales of the Group amounted to RMB46,125.1 million, representing an increase of 0.17% over the same period last year. Among which, net sales of synthetic fibers increased by 6.68%, resins and plastics decreased by 1.47%, intermediate petrochemical products decreased by 15.60%, petroleum products and trading of petrochemical products increased by 1.76% and 5.23%, respectively. The net sales of products generally fluctuated less than that of the previous year, and the net sales of intermediate petrochemical products declined, mainly due to the 13.22% decrease in the unit price of sales during the reporting period. The increase in the net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of Jinshan Trading Corporation, an indirectly owned subsidiary of the Group, during the Reporting Period. In the first half of the year, the Group’s net sales of “Others” increased by 2.04% compared to the same period last year, which was mainly attributable to the increase in the Group’s revenue from oil processed on a sub-contract basis, as compared to the same period last year.

Most of the Group’s products are sold in Eastern China.

In the first half of 2019, the Group’s cost of sales increased by 7.39% year-on-year to RMB45,225.4 million, representing 98.05% of total net sales.

The Group’s main raw material is crude oil. In the first four months of 2019, oil prices rebounded sharply at the end of last year, as OPEC continued to cut production, the United States imposed sanctions on Iran and Venezuela, the turmoil in Libya and Nigeria, and the decline in crude oil supply caused by Russian pipeline pollution. Subsequently, US crude oil inventories increased, the prospects for trade war between China and the United States deteriorated, and the threat of US taxation on Mexican imports further exacerbated global trade tensions, triggering concerns on the demand side of crude oil, which led to a fall in oil prices. In the first half of the year, Brent crude oil futures closed at a maximum of USD74.57/barrel, with a minimum of USD53.80/barrel. Half-year average price was approximately USD66.10/barrel, representing a year-on-year decrease of 7.06%. WTI crude oil futures closed at a maximum of USD66.30/barrel and minimum of USD45.50/barrel, with the half-year average price of approximately USD57.34/barrel, representing a year-on-year decrease of 12.32%. Dubai crude oil futures closed at a maximum of USD74.73/barrel and minimum of USD59.77/barrel, with the half-year average price of approximately USD65.62/barrel, a year-on-year decrease of 3.80%.

In the first half of 2019, the average unit cost of crude oil processed by the Group (for its own account) was RMB3,309.34/ton, representing an increase of RMB241.63/ton compared to the same period last year, or an increase of 7.88%. The main reasons were as follows:

First, influenced by the exchange rate and the year-on-year increase in crude oil discount and freight, the discount water and freight of crude oil increased year-on-year; second, in order to increase the production of gasoline and aviation coal and reduce the production of asphalt, the Company increased the proportion of light oil processing in the first half of the year. The Group processed a total of 6,965,600 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing an increase of 8,600 tons compared to the same period last year. Taken together, the total costs of processed crude oil increased by RMB1,709.0 million. Processing costs increased by RMB26.0 million due to an increase in the volume of crude oil processed. The increase in unit cost of processed crude oil brought costs up by RMB1,683.0 million. From January to June 2019, the Group processed 507,400 tons of crude oil processed on a sub-contract basis, representing an increase of 120,500 tons compared to the same period last year. In the first half of 2019, the Group’s cost of crude oil accounted for 50.97% of the total cost of sales.

In the first half of 2019, the Group’s cost for other ancillary materials amounted to RMB4,608.0 million, a decrease of 10.54% compared with the same period of last year. During the Reporting Period, the Group’s depreciation and maintenance expenses decreased by 5.86% year-on-year to RMB867.7 million and RMB697.3 million respectively, mainly due to the reorganization and transformation of some catalysts during the reporting period. The amortization was stopped in the current period, resulting in a decrease in the amortization amount. Maintenance expenses decrease by 9.02% year-on-year, mainly due to a decrease in maintenance work during the Reporting Period, which led to the decrease in maintenance costs. Fuel and power expenses decreased by 1.80% year-on-year to RMB1,148.0 million during the Reporting Period, mainly due to the decrease in the unit purchase price of coal.

In the first half of 2019, sales and administrative expenses of the Group amounted to RMB265.9 million, representing a decrease of 5.78% as compared to RMB282.2 million for the same period last year. This was mainly due to Jinshan Associated Trading Corporation’s storage fees decreased by RMB12 million during the Reporting Period.

In the first half of 2019, other operating income of the Group amounted to RMB45.8 million, representing a decrease of RMB21.0 million compared to the same period last year. This was mainly due to a decrease of RMB21.0 million in government subsidy during the Reporting Period.

In the first half of 2019, the Group’s net finance income amounted to RMB213.7 million, compared to the net finance income of RMB209.2 million for the same period last year. This was mainly due to a decrease of RMB8.9 million in interest income and a decrease of RMB13.2 million in interest expenditure during the Reporting Period.

In the first half of 2019, the Group’s profit after tax and non-controlling shareholder interests was RMB1,143.6 million, representing a decrease of RMB2,407.7 million as compared to the profit of RMB3,551.3 million for the same period last year.

Liquidity and Capital Resources

In the first half of 2019, the Group’s net cash inflow generated from operating activities amounted to RMB220.4 million and the net cash inflow for the same period last year was RMB4,213.5 million. This was primarily due to an increase of 1.657 billion in the taxes paid during the Reporting Period compared with the previous period and a decrease in revenue. The profit before tax was RMB1,365.6 million during the Reporting Period (profit before tax for the same period last year was RMB4,542.3 million).

In the first half of 2019, the Group’s net cash inflow generated from investing activities amounted to RMB411.2 million and the net cash inflow for the same period last year was RMB48.3 million. This was primarily attributable to the net cash flow generated by the withdrawal of fixed deposit and structural deposit during the reporting period, which increased by RMB 700.0 million; the cash used by the Group in purchasing fixed assets and other long-term assets increased by RMB 214.0 million compared with the previous period; the cash received by the Group in disposing of fixed assets and other long-term assets decreased by RMB197.0 million compared with the previous period; and the cash generated by the Group’s interest income increased by RMB94.0 million compared with the previous period.

In the first half of 2019, the Group’s net cash inflow generated from financing activities amounted to RMB561.1 million and the net cash inflow for the same period last year was RMB821.6 million. This was primarily attributable to the decrease of RMB224.2 million in cash received by the Group as loans during the Reporting Period.

Borrowings and Debts

The Group’s long-term borrowings are mainly used in capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2019, the Group’s total borrowings increased by RMB555.4 million to RMB1,052.6 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, mainly due to the increase of short-term borrowings by RMB555.4 million. As at 30 June 2019, the total borrowings of the Group at fixed interest rates amounted to RMB1,000.0 million.

Capital Expenditures

In the first half of 2019, the Group’s capital expenditures amounted to RMB350.0 million, mainly attributable to the preparation and implementation of various projects, including oil cleaning project 400,000 tons/year clean gasoline components units, second phase of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1,500 tons, light oil storage tank and trestle oil vapor recovery project of the Storage and Transportation Department, safe and eco-friendly closed decoking, transportation and waste gas treatment of No. 2 delay coking facility and No. 2 olefin cracking furnace low nitrogen combustion project.

In the second half of 2019, the Group plans to start the oil cleaning project 400,000 tons/year clean gasoline components units and tries to deliver results by the middle of December; continues to promote the implementation of various projects, such as the second phase of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1,500 tons and Separation of waste and clear water project in tank area of Storage and Transportation Department. The Group also plans to start various projects, such as drying and reduction of oil sludge project of the Environmental Water Department, function reconstruction of emergency shut-off valve in the tank area of Storage and Transportation Department and factory facilities reconstruction of low-sulfur, heavy bunker fuel in the Storage and Transportation Department. The Group’s planned capital expenditures would be funded from the resources including cash generated from operations and from bank financing.

Gearing Ratio

As at 30 June 2019, the Group’s gearing ratio was 34.07% (as at 30 June 2018: 36.75%). The ratio was calculated using the following formula: total liabilities/total assets.

The Group’s Employees

As at 30 June 2019, the total number of enrolled employees of the Group was 9,206, among which the number of production staff was 5,668, the number of sales, financial and other staff was 2,455 and the number of administrative staff was 1,083. 55.53% of the Group’s employees were college graduates or above.

The Group’s employees and Directors are remunerated with reference to their position, performance, experience and prevailing salary trends in the market. Other benefits include the Share Option Incentive Scheme and the state-managed retirement pension scheme. The Group also provides professional and vocational training to employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate applicable to the Group in 2019 is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2018 annual report.

Market Outlook and Work Plans for the Second Half of the Year

Looking forward to the second half of 2019, the uncertainties of world economy is constantly increasing, and the global trade tensions will drag down the world economic growth. Recently, the global monetary policy has generally turned to relaxation, which will boost the economy to a certain extent. It is expected that the world economic growth will further slow down. Due to the impact of Sino-US trade frictions and lower market expectations, the downward pressure of China’s economy is further increased, but the resilience of China’s economic growth remains strong. It is estimated that the domestic economic growth will remain in a reasonable range in the second half of the year. The launch of a series of new environmental protection policies for China’s petrochemical industry will increase the costs incurred and pressures on the development of the entire industry. With changes in domestic petrochemical market pattern and the trend of saturation or excess of large petrochemical products, the growth rate of demand for petrochemical products will further slow down, and the market competition will become more intense.

In the second half of 2019, the global economy will face a series of threats, including trade tensions, weak European economy and the possibility of a no-deal Brexit, which will lead to a decline of global economic growth and damage to the crude oil demand. OPEC will continue to implement the production reduction agreement; US-Iraq relations, Venezuela situation and the escalation of the geopolitical tensions in the Middle East, the possibility of the Federal Reserve cutting interest rates and other factors will give some support to oil prices. After the bottleneck of the US crude oil pipeline transportation is lifted, the accelerated growth of crude oil production will bring a greater impact on the supply side, and the pressure on international crude oil prices is still expected to be greater in the second half of the year.

In the second half of the year, the Group will further focus on safety, environmental protection and improvement on quality and efficiency, and promote production and operation, reform and development so as to accomplish the full-year goals and tasks.

1.

To put efforts in safety and environmental protection and create a favorable environment for development. Construction of the HSSE management system and equipment integrity management system is pushed forward, risk management and hidden danger is strengthened, and the establishment of green enterprises is actively promoted. The Group will promote the full coverage of LDAR and “10,000 Employees Checking Odor” programs to ensure that more than 1,000,000 points of testing will be completed during the year. In the second half of the year, the management of overhaul process is be strengthened to ensure safety and eco-friendliness of equipment, high-quality overhaul and successful establishment at one time.

2.

To pay adequate attention to system optimization and improve operation and efficiency. The Group continues to adhere to the market-oriented and efficiency-centered dynamic optimization. The total volume of gasoline is expanded through moderately light crude, decline in residue yields and asphalt and low value-added products such as coke. The Group will optimize the olefin and aromatics product mix, intensify regional cooperation and development, and enhance product competitiveness and risk resistance while strengthening inventory control, daily tracking and optimization. The Group will also continue to manage costs in an all-dimensional way in an effort to build low-cost competitiveness of the Company.

3.

To grasp well in the project construction and product R&D to accelerate development pace. The Group will consider a transformation from a mid- and long-term view to speed up the Company’s strategic deployment. By accelerating the construction of oil cleaning project, second stage of carbon fiber project and other projects, the Group sticks to opening-up and cooperation, strengthens regional cooperation and accelerates the implementation of cooperative projects. The Group will also give priority to key scientific research projects and core technologies and do well in the industrial trial production of 48K large tow carbon fiber, the increase of polypropylene for medical products as well as the technological development and marketing of new materials such as antibacterial and antistatic fibers. In addition, the Group will strengthen the development and sales of new products, such as anti-pilling acrylic fibers, gel dyeing, dope dyeing, and transparent PVC and impact materials.

4.

To promote reform and optimize the structure of the workforce and to promote scientific development. The Group will actively promote the adjustment and optimization of the organization structure, enhance the internal impetus of enterprises, and stimulate the vitality of employees. The Group will also dynamically improve the performance appraisal index system, promote the construction of market-oriented personnel and labor distribution mechanism, strengthen training and application, and improve the ability of the workforce.

3.2	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

3.2.1	Analysis of Changes in the Company’s Related Financial Data

Unit: RMB’000

Item (with significant changes, including but not limited to)	As at 30 June 2019	As at 31 December 2018	Change (%)	Reason for change
Cash at bank and on hand	12,965,476	10,241,893	26.59	During the period, the Group continued to make profits and its operating cash flow was relatively abundant, with an increase in currency capital.
Short-term borrowings	1,052,600	497,249	111.68

As part of the currency capital were used to purchase financial products such as fixed deposits and structural deposits, In order to supplement short-term working capital in daily business activities, some low-interest short-term loans have been increased.

Notes payable and accounts payable	8,434,356	7,394,383	14.06

The increase in purchasing materials for affiliated United Petrochemical Company and the increase in purchasing of propane liquefied gas by subsidiary Jinmao International resulted in an increase in accounts payable.

Dividends payable	2,732,442	26,488	10,215.77	The increase in dividend payable in the period was mainly due to the fact that the dividend payable for 2018 has not been paid as of 30 June 2019.

Unit: RMB’000

Item	For the six months ended 30 June		Change (%)	Reason for change
	2019	2018
Revenue	43,664,730	40,707,831	7.26	Sales of major products increased year-on-year in the reporting period, and crude oil processing costs rose year-on-year due to exchange rate effects and higher crude oil trading discount water and freight charges.

Finance expenses-net	-198,402	-174,217	13.88	Increase in currency capital led to an increase in interest income.

Asset impairment losses	24,786	10,155	144.08	Provision for impairment losses on inventories was increased.

Income tax expenses	215,526	983,672	-78.09	Net profit for the period decreased sharply.

Net profit attributable to shareholders of the Company	1,137,241	3,524,131	-67.73	During the period, operating income decreased by 0.37%, and operating costs increased significantly by 7.26%, resulting in a significant decline in net profit.

Net cash generated from operating activities	245,974	4,227,404	-94.18	Mainly due to the significant decrease in profit before tax for the current period, it was down by nearly 70.0% compared with the same period of 2018.

Net cash generated from investment activities	411,176	48,310	751.12	Mainly due to the withdrawal of fixed deposits and structured deposits.

Net cash generated from financing activities	535,564	807,712	-33.69	Mainly due to the Company’s short-term borrowing scale decreased in the reporting period year on year.

Research and development costs	21,379	13,427	59.22	Mainly due to the R&D increased in expenses in 2019.

3.2.2	Analysis of Business Operations by Industry, Product or Geographical Location Segment

(1)	Principal Operations by Industry or Product

Unit: RMB’000

Business Segment/ Product Segment	Revenue	Cost of sales	Gross profit margin (%)	Increase/ decrease in revenue compared to last year (%)	Increase/ decrease in cost of sales compared to last year (%)	Increase/decrease in gross profit margin compared to last year (percentage point)
Synthetic fibers	1,219,618	1,314,445	-7.78	6.29	3.69	Increase 2.70 percentage points

Resins and plastics	5,133,483	4,304,331	16.15	-1.79	1.59	Decrease 2.80 percentage points

Intermediate petrochemicals	5,261,505	4,401,800	16.34	-15.80	-3.26	Decrease 10.85 percentage points

Petroleum products	26,623,478	20,092,265	24.53	0.50	12.94	Decrease 8.31 percentage points

Trading of petrochemical products	13,314,219	13,230,740	0.63	5.24	5.45	Decrease 0.20 percentage points

Others	212,597	173,291	18.49	-3.67	2.05	Decrease 4.57 percentage points

Note:	This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was 5.18%.

(2)	Revenue by Geographical Location

Unit: RMB’000

Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	35,012,192	-16.28
Other regions in the PRC	850,979	-55.61
Exports	15,901,729	92.81

3.2.3	Analysis of Assets and Liabilities

Unit: RMB’000

Item (with significant changes, including but not limited to)	As at 30 June 2019		As at 31 December 2018		Change of amount on 30 June 2019 compared to 31 December 2018 (%)	Major reason of amount the change
	Amount	% of total assets	Amount	% of total assets
Inventories	6,858,647	15.59	8,120,875	18.23	-15.54

During the period, the contractual lease contract signed by Jinmao Company and Jinmao International was mainly a temporary lease contract, which reduces the whole tank lease and storage monthly rent, thus reducing the inventory.

Short-term borrowings	1,052,600	2.39	497,249	1.12	111.68

As part of the currency capital were used to purchase financial products such as fixed deposits and structural deposits, In order to supplement short-term working capital in daily business activities, some low-interest short-term loans have been increased.

Accounts payable	8,358,450	19.00	7,394,383	16.60	13.04

The increase in purchasing materials for affiliated United Petrochemical Company and the increase in purchasing of propane liquefied gas by subsidiary Jinmao International resulted in an increase in accounts payable.

3.2.4	Analysis of Core Competitiveness

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibers in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refiner y and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream units to maximize the use and the efficiency in the utilization of its corporate resources, and is therefore able to achieve strong and sustainable development.

3.3	Analysis of Investments

3.3.1	Entrusted Wealth Managements and Entrusted loans

(1)	Entrusted Wealth Management

The Company did not engage in entrusted wealth management during the Reporting Period.

(2)	Entrusted Loans

The Company did not engage in entrusted loans during the Reporting Period.

3.3.2	Projects funded by Non-fund Raising Capital

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

3.3.3	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Due to reduced market demand for downstream products and decreasing sales of products, Shanghai SECCO Petrochemical Company Limited, an associate company of the Group, recorded a net profit of RMB1,899.0 million during the Reporting Period, profit attributable to the Group was RMB380.0 million, representing 33.64% of net profit attributable to equity shareholders of the Company during the Reporting Period.

3.3.4	Projects funded by Non-fund Raising Capital

Unit: RMB’000

Major Project	Estimated total project investment	Estimated total project investment in the Reporting Period	Status as at 30 June 2019
Oil cleaning project 400,000 tons/year clean gasoline components units	794,640	85,233	Preliminary design

Second stage of PAN (Polyacrylonitrile) based carbon fiber project with annual production of 1500 tons	847,794	43,764	Under construction

No. 2 safe and eco-friendly closed decoking	69,737	2,396	Under construction

Light oil storage tank of Storage and Transportation Department and Zhanqiao oil and gas recovery project	66,000	2,065	Under construction

No. 2 olefin cracking burner of the Thermal Power Division	120,929	1,420	Under construction

3.4	Plan for Profit Distribution or Capital Reserves Capitalization

3.4.1	Implementation of or Amendment to Profit Distribution Plan during the Reporting Period

The 2018 Profit Distribution Plan was considered and approved at the 2018 Annual General Meeting held on 20 June 2019 to distribute a dividend of RMB2.50 per 10 shares (including tax) totaling RMB2,705,953,375 based on the total issued share capital of RMB10.8238135 billion as at dividend payout date. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 21 June 2019 and was uploaded to the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on 20 June 2019. The record date for H shares dividend payment was 1 July 2019 and the dividend payment date for H shares was 18 July 2019. On 10 July 2019, the Company published an announcement on the implementation of profit distribution for A shares for the year 2018. The record date for A shares dividend payment was 17 July 2019 and the ex-dividend date was 18 July 2019. The dividend payment date for A shares was 17 July 2019. The Profit Distribution Plan was implemented as scheduled.

3.4.2	Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

4.	OTHER MATTERS

4.1	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the PRC Company Law, the PRC Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the innovation of the Company’s system and management, to improve the corporate governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

4.2	Audit Committee

On 19 August 2019, the Audit Committee of the Ninth Session of the Board held its fifth meeting, primarily to review the interim financial report of the Group for the Reporting Period.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Company did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules.

4.5	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and supervisors of the Company. After making specific enquiries with all of the Directors and supervisors of the Company and having obtained written confirmations from each Director and supervisor, no incident of non-compliance with the Model Code for Securities Transactions by the Directors and supervisors of the Company during the Reporting Period were noted by the Company.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. No incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company was noted by the Company.

5.	INTERIM FINANCIAL STATEMENTS

5.1	Interim financial statements prepared under China Accounting Standard for Business Enterprise

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 June 2019 (unaudited)	31 December 2018	30 June 2019 (unaudited)	31 December 2018
	Consolidated	Consolidated	Company	Company
ASSETS

Current Assets
Cash at bank and on hand	12,965,476	10,241,893	11,038,454	9,119,013
Trading financial asset	504,002	2,719,811	504,002	2,519,100
Derivative Financial instruments	217	7,468	—	6,953
Note Receivable	678,749	789,103	592,669	714,599
Accounts Receivable	3,379,026	3,181,142	1,892,682	2,053,409
Advances to Suppliers	98,764	72,968	95,241	68,934
Other receivables	97,213	108,986	82,722	96,182
Inventory	6,858,647	8,120,875	6,454,460	7,500,683
Assets held for sale	24,331	24,331	—	—
Other current asset	58,749	32,299	38,724	—

Total Current Assets	24,665,174	25,298,876	20,698,954	22,078,873

Non-Current Assets
Long-term equity investments	5,127,544	4,657,133	6,222,156	5,762,327
Investment properties	374,346	376,739	405,450	408,366
Fixed assets	10,972,334	11,670,453	10,773,249	11,459,333
Construction in progress	1,867,827	1,559,401	1,867,393	1,559,401
Right-of-use assets	75,884	—	71,548	—
Intangible assets	346,726	355,594	313,557	319,877
Long-term prepaid expenses	436,594	502,689	427,769	493,242
Deferred tax assets	120,663	119,075	113,192	109,137

Total Non-Current Assets	19,321,918	19,241,084	20,194,314	20,111,683

Total assets	43,987,092	44,539,960	40,893,268	42,190,556

CONSOLIDATED AND COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 June 2019 (unaudited)	31 December 2018	30 June 2019 (unaudited)	31 December 2018
	Consolidated	Consolidated	Company	Company
Liability & Equity

Current Liability
Short-term loan	1,052,600	497,249	1,000,000	431,649
Derivative financial liability	386	11,005	—	9,799
Note payable	75,906	—	75,000	—
Accounts payable	8,358,450	7,394,383	5,853,512	5,535,625
Contract liabilities	391,094	453,564	343,597	411,796
Employee benefits payable	381,094	128,861	371,310	123,157
Taxes payable	1,153,560	4,642,692	1,135,954	4,608,232
Other payable	3,443,244	785,260	3,349,657	718,847
Current portion of non-current liabilities	48,040	—	45,997	—

Total Current Liability	14,904,374	13,913,014	12,175,027	11,839,105

Non-Current Liability
Lease liabilities	21,361	—	19,292	—
Deferred revenue	135,442	140,442	135,442	140,442

Total Non-Current liability	156,803	140,442	154,734	140,442

Total liability	15,061,177	14,053,456	12,329,761	11,979,547

Equity
Share capital	10,823,814	10,823,814	10,823,814	10,823,814
Capital surplus	610,327	610,327	600,768	600,768
Other comprehensive income	6,722	10,389	6,722	10,389
Specific reserve	62,449	57,135	62,272	57,135
Surplus reserve	6,237,170	6,237,170	6,237,170	6,237,170
Undistributed profits	11,062,579	12,631,291	10,832,761	12,481,733

Total equity attributable to equity shareholders of the Company	28,803,061	30,370,126	28,563,507	30,211,009

Non-controlling interests	122,854	116,378	—	—

Total equity	28,925,915	30,486,504	28,563,507	30,211,009

Total liabilities and shareholders’ equity	43,987,092	44,539,960	40,893,268	42,190,556

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Items	Consolidated	Consolidated	Company	Company
Revenues	51,992,583	52,187,640	38,462,207	38,975,531

Less: Cost of sales	43,664,730	40,707,831	30,315,825	27,641,665
Taxes and surcharges	5,830,148	6,114,438	5,818,515	6,102,600
Selling and distribution expenses	260,415	271,446	215,684	211,655
General and administrative expenses	1,516,182	1,394,462	1,460,716	1,334,626
R&D expenses	21,379	13,427	17,531	9,988
Finance income - net	(198,402)	(174,217)	(185,514)	(178,669)

Including: finance expenses	20,648	33,823	19,416	19,211
finance income	(209,960)	(218,822)	(195,459)	(201,953)

Add: Other gains	2,551	13,552	952	11,781
Investment income	519,967	635,958	502,015	619,922

Including: Share of profits of associates and joint ventures	492,230	642,402	463,496	609,823

(Loss)/gains from changes in fair value	(12,441)	9,300	(12,252)	—
Credit impairment losses	(2)	(45)	(7)	(45)
Asset impairment losses	(24,786)	(10,155)	(24,786)	(10,155)
Asset disposal losses	(18,724)	(2,857)	(23,772)	(2,893)

Operating profit	1,364,696	4,506,006	1,261,600	4,472,276

Add: Non-operating income	10,886	32,144	5,136	6,000
Less: Non-operating expenses	16,339	22,993	16,337	11,786

Total profit	1,359,243	4,515,157	1,250,399	4,466,490

Less: Income tax expenses	215,526	983,672	193,418	974,553

Net profit	1,143,717	3,531,485	1,056,981	3,491,937

Attributable to shareholders of the Company	1,137,241	3,524,131	—	—
Non-controlling interests	6,476	7,354	—	—

Profit from continuing operations	1,143,717	3,531,485	1,056,981	3,491,937
Profit from discontinued operations	—	—	—	—

Other comprehensive loss	(3,667)	(5,063)	(3,667)	(5,063)

Total comprehensive income	1,140,050	3,526,422	1,053,314	3,486,874

Attributable to shareholders of the Company	1,133,574	3,519,068	—	—
Non-controlling interests	6,476	7,354	—	—

Earnings per share
Basic earnings per share(RMB Yuan)	0.105	0.326	—	—
Diluted earnings per share(RMB Yuan)	0.105	0.326	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 6 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Items	Consolidated	Consolidated	Consolidated	Consolidated
Cash flows generated/(used) from operating activities
Cash received from sales of goods or rendering of services	56,684,422	57,156,718	42,562,910	43,584,046
Refund of taxes and surcharges	1,498	38,775	—	9,886
Cash received relating to other operating activities	6,864	35,401	1,075	30,118

Sub-total of cash inflows	56,692,784	57,230,894	42,563,985	43,624,050

Cash paid for goods and services	(45,204,639)	(43,295,733)	(31,876,173)	(30,027,710)
Cash paid to and on behalf of employees	(1,210,323)	(1,227,531)	(1,068,554)	(1,060,636)
Payments of taxes and surcharges	(9,820,804)	(8,163,659)	(9,819,625)	(8,129,629)
Cash paid relating to other operating activities	(211,044)	(316,567)	(140,738)	(279,595)

Sub-total of cash outflows	(56,446,810)	(53,003,490)	(42,905,090)	(39,497,570)

Net cash flows generated/(used) from operating activities	245,974	4,227,404	(341,105)	4,126,480

Cash flows generated/(used) from investing activities

Cash received from structured deposits	2,757,306	—	2,555,306	—
Cash received from entrusted landings	—	12,000	—	—
Cash received from returns on investments	18,152	16,435	—	10,099
Net cash received from disposal of fixed assets	12,098	209,471	3,834	2,593
Cash received from disposal of subsidiary	—	9,600	—	—
Cash received relating to other investing activities	1,718,568	2,181,408	1,704,127	2,164,169

Sub-total of cash inflows	4,506,124	2,428,914	4,263,267	2,176,861

Cash paid to acquire fixed assets and other long-term assets	(565,379)	(351,234)	(566,454)	(351,189)
Cash payment of structured deposits	(500,000)	—	(500,000)	—
Cash payment of disposal of subsidiary	—	(21,304)	—	—
Cash paid relating to other investing activities	(3,029,569)	(2,008,066)	(3,016,787)	(2,000,000)

Sub-total of cash outflows	(4,094,948)	(2,380,604)	(4,083,241)	(2,351,189)

Net cash flows generated/(used) from investing activities	411,176	48,310	180,026	(174,328)

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 6 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six months ended 30 June		Six months ended 30 June
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Items	Consolidated	Consolidated	Company	Company
Cash flows from financing activities
Cash received relating to other financing activities	—	37,102	—	37,102
Cash received from borrowings	2,405,100	1,208,100	2,380,000	1,080,000

Sub-total of cash inflows	2,405,100	1,245,202	2,380,000	1,117,102

Cash repayments of borrowings	(1,839,897)	(418,657)	(1,801,775)	(348,000)
Cash paid for distribution of dividends or profits and interest expenses	(25,561)	(18,833)	(19,257)	(12,653)

Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries	—	(4,900)	—	—

Other paid cash related to financing activities	(4,078)	—	(2,873)	—

Sub-total of cash outflows	(1,869,536)	(437,490)	(1,823,905)	(360,653)

Net cash flows generated from financing activities	535,564	807,712	556,095	756,449

Effect of foreign exchange rate changes on cash and cash equivalents	6,444	24,371	—	—

Net increase in cash and cash equivalents	1,199,158	5,107,797	395,016	4,708,601
Add: Cash and cash equivalents at beginning of the year	8,741,893	7,504,266	7,619,013	6,268,493

Cash and cash equivalents at end of the year	9,941,051	12,612,063	8,014,029	10,977,094

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 6 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Items	Attributable to equity shareholders of the Company
	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Non- controlling interests	Total equity
Balance at 1 January 2018	10,814,177	586,307	17,403	—	5,727,624	11,110,795	285,307	28,541,613

Movements for the six months ended 6 June 2018 (unaudited)
Total comprehensive income
Net profit for the year	—	—	—	—	—	3,524,131	7,354	3,531,485
Other comprehensive income	—	—	(5,063)	—	—	—	—	(5,063)
Contributions of equity
Shareholder contribution	9,637	44,527	—	—	—	—	—	54,164
Share Payment Included in Shareholders’ Rights and Interests	—	(15,072)	—	—	—	—	—	(15,072)
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(3,247,144)	(4,900)	(3,252,044)
Specific reserve
Accrued	—	—	—	58,218	—	—	—	58,218
Utilized	—	—	—	(32,095)	—	—	—	(32,095)
Others	—	344	—	—	—	—	—	344

Balance at 30 June 2018 (unaudited)	10,823,814	616,106	12,340	26,123	5,727,624	11,387,782	287,761	28,881,550

Balance at 1 January 2019	10,823,814	610,327	10,389	57,135	6,237,170	12,631,291	116,378	30,486,504

Movements for the six months ended 30 June 2019 (unaudited)
Total comprehensive income
Net profit for the year	—	—		—	—	1,137,241	6,476	1,143,717
Other comprehensive loss	—	—	(3,667)	—	—	—	—	(3,667)
Contributions of equity
Shareholder contribution	—	—		—	—	(2,705,953)	—	(2,705,953)
Specific reserve
Accrued	—	—		69,133	—	—	—	69,133
Utilized	—	—		(63,819)	—	—	—	(63,819)

Balance at 30 June 2019 (unaudited)	10,823,814	610,327	6,722	62,449	6,237,170	11,062,579	122,854	28,925,915

COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 6 JUNE 2019

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Items	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Total equity
Balance at 1 January 2018	10,814,177	586,307	17,403	—	5,727,624	11,142,965	28,288,476

Movements for the six months ended 6 June 2018 (unaudited)
Total comprehensive income
Net profit for the year	—	—	—	—	—	3,491,937	3,491,937
Other comprehensive loss	—	—	(5,063)	—	—	—	(5,063)
Contributions of equity
Shareholder contribution	9,637	44,527	—	—	—	—	54,164
Share Payment Included in Shareholders’ Rights and Interests	—	(15,072)	—	—	—	—	(15,072)
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(3,247,144)	(3,247,144)
Specific reserve
Accrued	—	—	—	58,218	—	—	58,218
Utilized	—	—	—	(32,095)	—	—	(32,095)
Others	—	344	—	—	—	—	344

Balance at 30 June 2018 (unaudited)	10,823,814	616,106	12,340	26,123	5,727,624	11,387,758	28,593,765

Balance at 30 June 2018 (unaudited)	10,823,814	600,768	10,389	57,135	6,237,170	12,481,733	30,211,009

Movements for the six months ended 30 June 2019 (unaudited)
Total comprehensive income
Net profit for the year	—	—	—	—	—	1,056,981	1,056,981
Other comprehensive loss	—	—	(3,667)	—	—	—	(3,667)
Contributions of equity
Shareholder contribution	—	—	—	—	—	(2,705,953)	(2,705,953)
Specific reserve
Accrued	—	—	—	66,000	—	—	66,000
Utilized	—	—	—	(60,863)	—	—	(60,863)

Balance at 30 June 2019 (unaudited)	10,823,814	600,768	6,722	62,272	6,237,170	10,832,761	28,563,507

5.2	Interim financial information prepared under International Financial Reporting Standard (Unaudited)

Interim condensed consolidated income statement

	Unaudited Six months period ended 30 June
	2019 RMB’000		2018 RMB’000
Revenue		51,955,226		52,161,512
Taxes and surcharges		(5,830,148)		(6,114,438)

Net sales		46,125,078		46,047,074
Cost of sales		(45,225,356)		(42,112,030)

Gross profit		899,722		3,935,044

Selling and administrative expenses		(265,883)		(282,235)
Net impairment losses on financial assets		(2)		(45)
Other operating income		45,794		66,824
Other operating expenses		(11,741)		(7,720)
Other losses – net		(13,302)		(26,234)

Operating profit		654,588		3,685,634

Finance income		234,392		243,074
Finance expenses		(20,648)		(33,825)

Finance income – net		213,744		209,249
Share of net profit of associates and joint ventures accounted for using the equity method		497,230		647,402

Profit before income tax		1,365,562		4,542,285
Income tax expense		(215,526)		(983,672)

Profit for the period		1,150,036		3,558,613

Profit is attributable to:
– Owners of the Company		1,143,560		3,551,259
– Non-controlling interests		6,476		7,354

		1,150,036		3,558,613

Earnings per share attributable to owners of the Company for the period (expressed in RMB per share)
Basic earnings per share	RMB	0.106	RMB	0.328

Diluted earnings per share	RMB	0.106	RMB	0.328

Interim condensed consolidated statement of comprehensive income

	Unaudited Six months period ended 30 June
	2019 RMB’000	2018 RMB’000
Profit for the period	1,150,036	3,558,613

Other comprehensive loss
Items that may be reclassified to profit or loss
Share of other comprehensive loss of associates and joint ventures accounted for using the equity method	(3,667)	(4,719)

Other comprehensive loss for the period, net of tax	(3,667)	(4,719)

Total comprehensive income for the period	1,146,369	3,553,894

Total comprehensive income for the period is attributable to:
– Owners of the Company	1,139,893	3,546,540
– Non-controlling interests	6,476	7,354

Total comprehensive income for the period	1,146,369	3,553,894

Interim condensed consolidated balance sheet

	Unaudited 30 June 2019 RMB’000	Audited 31 December 2018 RMB’000
Assets

Non-current assets
Lease prepayment and other non-current assets	455,701	858,283
Property, plant and equipment	10,949,276	11,646,390
Right-of-use assets	403,503	—
Investment properties	374,346	376,739
Construction in progress	1,867,827	1,559,401
Investments accounted for using the equity method	5,002,544	4,527,133
Deferred income tax assets	120,663	119,075

	19,173,860	19,087,021

Current assets
Inventories	6,858,647	8,120,875
Trade receivables	67,593	81,990
Other receivables	66,453	105,803
Prepayments	63,858	38,025
Amounts due from related parties	2,497,626	2,286,249
Cash and cash equivalents	9,941,051	8,741,893
Time deposits with banks	3,024,425	1,500,000
Financial assets at fair value through other comprehensive income	1,616,971	1,672,431
Financial assets at fair value through profit or loss	504,219	2,727,279
Assets classified as held for sale	24,331	24,331

	24,665,174	25,298,876

Total assets	43,839,034	44,385,897

Equity and liabilities

Equity attributable to owners of the Company
Share capital	10,823,814	10,823,814
Reserves	17,956,189	19,522,249

	28,780,003	30,346,063

Non-controlling interests	122,854	116,378

Total equity	28,902,857	30,462,441

Interim condensed consolidated balance sheet (Continued)

	Unaudited 30 June 2019 RMB’000	Audited 31 December 2018 RMB’000
Liabilities

Non-current liabilities
Lease liabilities	21,361	—
Deferred income	10,442	10,442

	31,803	10,442

Current liabilities
Borrowings	1,052,600	497,249
Lease liabilities	48,040	—
Financial liabilities at fair value through profit or loss	386	11,005
Trade payables	3,468,021	2,922,998
Contract liabilities	378,471	446,702
Bills payable	75,906	—
Other payables	3,512,547	5,167,230
Amounts due to related parties	6,307,969	4,567,814
Income tax payable	60,434	300,016

	14,904,374	13,913,014

Total liabilities	14,936,177	13,923,456

Total equity and liabilities	43,839,034	44,385,897

Interim condensed consolidated statement of changes in equity

	Unaudited
	Attributable to owners of the Company
	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non- controlling interests RMB’000	Total equity RMB’000
Balance at 31 December 2018	10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441
Change in accounting policy	—	—	—	—	—	—

Restated total equity at 1 January 2019	10,823,814	4,361,940	15,160,309	30,346,063	116,378	30,462,441
Profit for the period	—	—	1,143,560	1,143,560	6,476	1,150,036
Other comprehensive loss	—	(3,667)	—	(3,667)	—	(3,667)

Total comprehensive (loss)/income for the period	—	(3,667)	1,143,560	1,139,893	6,476	1,146,369

Dividends proposed and approved	—	—	(2,705,953)	(2,705,953)	—	(2,705,953)
Appropriation of safety production fund	—	5,314	(5,314)	—	—	—

Balance at 30 June 2019	10,823,814	4,363,587	13,592,602	28,780,003	122,854	28,902,857

Interim condensed consolidated statement of changes in equity (Continued)

	Unaudited
	Attributable to owners of the Company
	Share capital RMB’000	Other reserves RMB’000	Retained earnings RMB’000	Total RMB’000	Non-controlling interests RMB’000	Total equity RMB’000
Balance at 1 January 2018	10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

Profit for the period	—	—	3,551,259	3,551,259	7,354	3,558,613
Other comprehensive loss	—	(4,719)	—	(4,719)	—	(4,719)

Total comprehensive (loss)/income for the period	—	(4,719)	3,551,259	3,546,540	7,354	3,553,894

Dividends proposed and approved	—	—	(3,247,144)	(3,247,144)	—	(3,247,144)
Employees share option scheme	—	(15,072)	—	(15,072)	—	(15,072)
Exercise of share option	9,637	44,527	—	54,164	—	54,164
Dividends paid by subsidiaries to non-controlling interests	—	—	—	—	(4,900)	(4,900)
Appropriation of safety production fund	—	26,123	(26,123)	—	—	—

Balance at 30 June 2018	10,823,814	4,338,658	13,406,249	28,568,721	287,761	28,856,482

Interim condensed consolidated statement of cash flows

	Unaudited
	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	702,670	5,373,139
Interest paid	(25,561)	(13,933)
Income tax paid	(456,696)	(1,145,735)

Net cash generated from operating activities	220,413	4,213,471

Cash flows from investing activities
Dividends received from joint ventures and associates	18,152	16,435
Interest received from structured deposits	57,306	—
Interest received	218,568	181,408
Net proceeds from settlement of derivative financial instrument	(15,350)	(8,066)
Net proceeds from disposal of property, plant	12,098	209,471
Proceeds from disposal of subsidiary	—	9,600
Cash received from entrusted lending	—	12,000
Cash received from six-month time deposits	1,500,000	2,000,000
Cash received from structured deposits	2,700,000	—
Cash payment of structured deposits	(500,000)	—
Cash payment of six-month time deposits	(3,000,000)	(2,000,000)
Payments for disposal of subsidiary	—	(21,304)
Payments for sale of financial assets at fair value through other comprehensive income	(14,219)	—
Purchases of property, plant and equipment and other long-term assets	(565,379)	(351,234)

Net cash generated from investing activities	411,176	48,310

Cash flows from financing activities
Proceeds from borrowings	2,405,100	1,208,100
Proceeds from exercising share option incentive scheme	—	37,102
Principal elements of lease payments	(4,078)	—
Repayments of borrowings	(1,839,897)	(418,657)
Dividends paid by subsidiaries to non-controlling interests	—	(4,900)

Net cash generated from financing activities	561,125	821,645

Net increase in cash and cash equivalents	1,192,714	5,083,426
Cash and cash equivalents at beginning of the period	8,741,893	7,504,266
Exchange gains on cash and cash equivalents	6,444	24,371

Cash and cash equivalents at end of the period	9,941,051	12,612,063

Notes to the condensed consolidated interim financial information

1	Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2019 has been prepared in accordance with International Accounting Standard 34 (“IAS 34”), ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their current reporting period commencing 1 January 2019:

•	IFRS 16‘Leases’

•	Annual Improvements to IFRS standards 2015-2017 Cycle

•	IFRIC 23‘Uncertainty over Income Tax Treatments’

•	Amendments to IFRS 9‘Prepayment Features with Negative Compensation’

•	Amendments to IAS 28‘Long-team interests in Associates and Joint Ventures’, and

•	Amendments to IAS 19‘Plan Amendment, Curtailment or Settlement’.

The Group changed its accounting policies and made retrospective adjustments as a result of adopting IFRS 16, which are disclosed in Note 2. The other standards and amendments listed above did not have any significant impact on the Group’s accounting policies and did not require retrospective adjustments.

(b)	New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning on 1 January 2019 and have not been early adopted by the Group:

•	Amendments to IFRS 3‘Business Combinations’, effective for the accounting period beginning on or after 1 January 2020.

•	Amendments to conceptual Framework of IASB, effective for the accounting period beginning on or after 1 January 2020.

•	IFRS 17‘Insurance Contracts’, effective for the accounting period beginning on or after 1 January 2021.

•	Amendments to IFRS 10 and IAS 28‘Sale or contribution of assets between an investor and its associate or joint venture’.

The new standards and interpretations that are not yet effective are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

Notes to the condensed consolidated interim financial information (Continued)

2	Changes in accounting policies

This note explains the impact of the adoption of IFRS 16‘Leases’ on the Group’s financial statements and discloses the new accounting policies that have been applied from 1 January 2019 in Note 2.2 below.

The Group has adopted IFRS 16 retrospectively from 1 January 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019.

2.1	Impact on adoption of IFRS 16

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17‘Leases’. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was from 4.35% to 4.90%.

2019 RMB’000
Operating lease commitments disclosed as at 31 December 2018	84,746
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	77,046
(Less): short-term leases recognized on a straight-line basis as expense	(315)

Lease liability recognized as at 1 January 2019	76,731

Of which are:
Current lease liabilities	74,093
Non-current lease liabilities	2,638

Right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at 31 December 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

Notes to the condensed consolidated interim financial information (Continued)

2	Changes in accounting policies (continued)

2.1	Impact on adoption of IFRS 16 (continued)

The recognized right-of-use assets relate to the following types of assets:

	As at 30 June 2019 RMB’000	As at 1 January 2019 RMB’000
Land use rights	327,619	335,026
Buildings	24,026	12,233
Plant and machinery	50,845	63,471
Vehicles and other equipment	1,013	1,148

Total right-of-use assets	403,503	411,878

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:

•	right-of-use assets – increase by RMB 411,878 thousands

•	lease prepayments and other non-current assets – decrease by RMB 335,026 thousands

•	prepayments – decrease by RMB 121 thousands

•	lease liabilities – increase by RMB 76,731 thousands

2.1.1	Impact on segment disclosures

As at 30 June 2019, allocated assets and allocated liabilities increased as a result of the change in accounting policy. Lease liabilities are now included in segment liabilities. The following segments were affected by the change in policy:

	Allocated assets RMB’000	Allocated liabilities RMB’000
Synthetic fibers	10,644	653
Resins and plastics	54,768	6,407
Intermediate petrochemicals	49,146	3,211
Petroleum products	282,944	57,100
Trading of petrochemical products	32	—
Others	5,969	2,030

	403,503	69,401

Notes to the condensed consolidated interim financial information (Continued)

2	Changes in accounting policies (continued)

2.1	Impact on adoption of IFRS 16 (continued)

2.1.2	Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, and,

•	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases,

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4‘Determining whether an Arrangement contains a Lease’.

2.1.3	The Group’s leasing activities and how these are accounted for

The Group leases various buildings, plant and machinery, vehicles and other equipment. Rental contracts are made for fixed periods of 1 to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

As of 1 January 2019, Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From 1 January 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Notes to the condensed consolidated interim financial information (Continued)

2	Changes in accounting policies (continued)

2.2	The Group’s leasing activities and how these are accounted for (continued)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Payments associated with short-term leases are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Notes to the condensed consolidated interim financial information (Continued)

3	Segment information

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2018.

Six months ended 30 June 2019	Synthetic fibers RMB’000	Resins and plastics RMB ’000	Intermediate petrochemicals RMB ’000	Petroleum products RMB ’000	Trading of petrochemical products RMB ’000	Others RMB ’000	Total RMB’000
Total segment revenue	1,219,618	5,372,785	12,138,660	32,291,902	13,434,925	755,551	65,213,441
Inter segment revenue	—	(239,302)	(6,877,155)	(5,668,424)	(120,706)	(352,628)	(13,258,215)

Revenue from external customers	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	402,923	51,955,226

Timing of revenue recognition
At a point in time	1,219,618	5,133,483	5,261,505	26,623,478	13,308,687	402,923	51,949,694
Over time	—	—	—	—	5,532	—	5,532

	1,219,618	5,133,483	5,261,505	26,623,478	13,314,219	402,923	51,955,226

Total gross (loss)/profit	(201,185)	423,781	426,682	134,331	73,757	42,356	899,722

Six months ended 30 June 2018	Synthetic fibers RMB’000	Resins and plastics RMB ’000	Intermediate petrochemicals RMB ’000	Petroleum products RMB ’000	Trading of petrochemical products RMB ’000	Others RMB ’000	Total RMB’000
Total segment revenue	1,147,441	5,294,452	12,786,100	31,488,067	13,216,083	745,971	64,678,114
Inter segment revenue	—	(67,147)	(6,536,952)	(4,998,156)	(564,365)	(349,982)	(12,516,602)

Revenue from external customers	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	395,989	52,161,512

Timing of revenue recognition
At a point in time	1,147,441	5,227,305	6,249,148	26,489,911	12,649,369	395,989	52,159,163
Over time	—	—	—	—	2,349	—	2,349

	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	395,989	52,161,512

Total gross (loss)/profit	(221,821)	737,690	1,127,054	2,242,694	97,391	(47,964)	3,935,044

Notes to the condensed consolidated interim financial information (Continued)

3	Segment information(continued)

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Segment result – Profit/(loss) from operations
Synthetic fibres	(222,079)	(244,898)
Resins and plastics	332,716	628,956
Intermediate petrochemicals	336,548	1,001,369
Petroleum products	111,120	2,229,596
Trading of petrochemical products	40,762	106,692
Others	55,521	(36,081)

Profit from operations	654,588	3,685,634

Finance income – net	213,744	209,249
Share of net profit of associates and joint ventures accounted for using the equity method	497,230	647,402

Profit before income tax	1,365,562	4,542,285

Notes to the condensed consolidated interim financial information (Continued)

3	Segment information (continued)

	As at	As at
	30 June 2019	31 December 2018
	Total assets	Total assets
	RMB’000	RMB’000
Allocated assets
Synthetic fibres	1,008,629	1,114,911
Resins and plastics	1,907,620	1,924,863
Intermediate petrochemicals	3,945,336	4,176,850
Petroleum products	14,346,146	15,567,239
Trading of petrochemical products	1,770,557	1,807,433
Others	2,162,906	2,067,698

Allocated assets	25,141,194	26,658,994

Unallocated assets
Investments accounted for using the equity method	5,002,544	4,527,133
Cash and cash equivalents	9,941,051	8,741,893
Time deposits with banks	3,024,425	1,500,000
Deferred income tax assets	120,663	119,075
Financial assets at fair value through profit or loss	504,219	2,727,279
Others	104,938	111,523

Unallocated assets	18,697,840	17,726,903

Total assets	43,839,034	44,385,897

Notes to the condensed consolidated interim financial information (Continued)

3	Segment information (continued)

	As at	As at
	30 June 2019	31 December 2018
	Total liabilities	Total liabilities
	RMB’000	RMB’000
Allocated liabilities
Synthetic fibres	461,861	427,005
Resins and plastics	1,359,538	1,404,499
Intermediate petrochemicals	1,654,202	1,767,232
Petroleum products	7,915,114	7,813,381
Trading of petrochemical products	2,409,240	1,923,373
Others	83,236	79,712

Allocated liabilities	13,883,191	13,415,202

Unallocated liabilities
Borrowings	1,052,600	497,249
Financial liabilities at fair value through profit or loss	386	11,005

Unallocated liabilities	1,052,986	508,254

Total liabilities	14,936,177	13,923,456

Notes to the condensed consolidated interim financial information (Continued)

4	Profit before income tax

(a)	Finance income and expenses

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Interest income	209,960	218,822
Net foreign exchange gains	24,432	24,252

Finance income	234,392	243,074

Interest on bank and other borrowings	(21,905)	(33,825)
Less: amounts capitalized on qualifying assets	1,257	—

Finance expenses	(20,648)	(33,825)

Finance income – net	213,744	209,249

(b)	Other losses – net

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Gains from structured deposits	41,497	—
Fair value gains on foreign exchange option and forward exchange contracts	3,368	9,300
Net foreign exchange losses	(9,874)	(26,233)
Net losses on settlement of foreign exchange option and forward exchange contracts	(15,350)	(7,456)
Net losses on disposal of property, plant and equipment	(18,724)	(2,857)
Gains from disposal of subsidiary	—	1,622
Others	(14,219)	(610)

	(13,302)	(26,234)

Notes to the condensed consolidated interim financial information (Continued)

4	Profit before income tax (continued)

(c)	Operating items

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Depreciation	(810,197)	(789,245)
Research and development costs	(21,379)	(13,427)
Net losses on disposal of property, plant and equipment	(18,724)	(2,857)
Reversal of inventory write-down	26,743	6,633
Impairment of construction in progress	(486)	—

5	Income tax expense

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Provision for PRC income tax for the period	(217,114)	(968,281)
Deferred taxation	1,588	(15,391)

	(215,526)	(983,672)

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2018: 25%) on the estimated taxable income of the six months ended 30 June 2019 determined in accordance with relevant income tax rules and regulations.

Notes to the condensed consolidated interim financial information (Continued)

6	Earnings per share

(a)	Basic

The calculation of basic profit per share is based on the profit attributable to equity shareholders of the Company for the six months ended 30 June 2019 of RMB 1,143,560 thousands (six months ended 30 June 2018: RMB 3,551,259 thousands) and 10,823,813,500 shares (six months ended 30 June 2018: 10,823,225,000 shares) in issue during the interim period.

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options for the six months ended 30 June 2018. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for the six months ended 30 June 2018) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share. As at 30 June 2019 and 31 December 2018, there was no potential dilutive ordinary share from share options.

The calculation of the diluted earnings per share for the six months ended 30 June 2019 and the six months ended 30 June 2018 was shown as:

	Six months ended 30 June
	2019	2018
	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	1,143,560	3,551,259

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,814	10,823,225
Adjustments for share options granted (thousands of shares)	—	2,525

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,823,814	10,825,750

Diluted earnings per share (RMB per share)	RMB0.106	RMB0.328

Notes to the condensed consolidated interim financial information (Continued)

7	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 20 June 2019, a total dividend of RMB 2,705,953 thousands was declared for the year ended 31 December 2018 and subsequently paid in July 2019. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2019.

Pursuant to a resolution passed at the Annual General Meeting held on 13 June 2018, a total dividend of RMB 3,247,144 thousands was declared for the year ended 31 December 2017 and subsequently paid in July 2018. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2018.

8	Trade and other receivables

	As at	As at
	30 June 2019	31 December 2018
	RMB’000	RMB’000
Trade receivables	67,653	82,044
Less: impairment provision	(60)	(54)

	67,593	81,990

Amounts due from related parties	2,497,626	2,286,249

	2,565,219	2,368,239

Prepayments	63,858	38,025
Other receivables	66,453	105,803

	2,695,530	2,512,067

Notes to the condensed consolidated interim financial information (Continued)

8	Trade and other receivables (continued)

The interest receivable amounted of RMB 46,191 thousands was recorded in the balance of other receivables (31 December 2018: RMB 79,224 thousands).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

The aging analysis based on invoice date of trade receivables and amounts due from related parties excluded prepayments (net of allowance for doubtful debts) is as follows:

	As at	As at
	30 June 2019 RMB’000	31 December 2018 RMB’000
Within one year	2,565,175	2,300,957
1-2 year	32	29
2-3 year	12	11

	2,565,219	2,300,997

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	Six months ended 30 June
	2019	2019
	RMB’000	RMB’000
As at 1 January	198	1,053
Provision for receivables impairment	2	45
Receivables written off during the period as uncollectible	—	(612)

As at 30 June	200	486

As at 30 June 2019 and 31 December 2018, no trade receivable was pledged as collateral.

Sale to third parties is generally on cash basis or on letter of credit. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Notes to the condensed consolidated interim financial information (Continued)

9	Borrowings

	As at 30 June 2019	As at 31 December 2018
	RMB’000	RMB’000
Credit loan due within one year
-Short term bank loans	1,052,600	497,249

The weighted average interest rate for the Group’s borrowings was 3.37% as at 30 June 2019 (31 December 2018: 3.63%).

As at 30 June 2019 and 31 December 2018, no borrowings were secured by property, plant and equipment.

The Group has the following undrawn facilities:

	As at 30 June 2019	As at 31 December 2018
	RMB’000	RMB’000
Expiring within one year	13,225,879	13,251,535
Expiring beyond one year	687,470	3,710,000

	13,913,349	16,961,535

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralized debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

Notes to the condensed consolidated interim financial information (Continued)

10	Trade and other payables

	As at 30 June 2019	As at 31 December 2018
	RMB’000	RMB’000
Trade payables	3,468,021	2,922,998
Bills payable	75,906	—
Amounts due to related parties	6,307,969	4,567,814

	9,851,896	7,490,812

Staff salaries and welfares payable	381,094	128,861
Taxes payable (exclude income tax payable)	1,093,126	4,342,676
Interest payable	1,195	5,952
Dividends payable	1,367,442	26,488
Construction payable	184,473	334,249
Other liabilities	485,217	329,004

	3,512,547	5,167,230

	13,364,443	12,658,042

As at 30 June 2019 and 31 December 2018, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2019, the amounts due to related parties included the dividend payable due to Sinopec Corp. of RMB 1,365,000 thousands (31 December 2018: Nil).

As at 30 June 2019 and 31 December 2018, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 30 June 2019	As at 31 December 2018
	RMB’000	RMB’000
Within one year	8,451,058	7,451,168
Between one and two years	21,436	25,231
Over two years	14,402	14,413

	8,486,896	7,490,812

Notes to the condensed consolidated interim financial information (Continued)

11	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2018	4,072,476	4,180	101,355	47,469	62,319	—	13,128,257	17,416,056

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	3,551,259	3,551,259
Dividends proposed and approved	—	—	—	—	—	—	(3,247,144)	(3,247,144)
Appropriation of safety production fund	—	—	—	—	—	26,123	(26,123)	—
Share option scheme (a)	—	—	—	(15,072)	—	—	—	(15,072)
Exercise of share option (a)	—	—	—	—	44,527	—	—	44,527
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(4,719)	—	—	—	(4,719)

Balance at 30 June 2018	4,072,476	4,180	101,355	27,678	106,846	26,123	13,406,249	17,744,907

Balance at 1 January 2019	4,072,476	13,739	101,355	10,389	106,846	57,135	15,160,309	19,522,249

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	1,143,560	1,143,560
Dividends proposed and approved	—	—	—	—	—	—	(2,705,953)	(2,705,953)
Appropriation of safety production fund	—	—	—	—	—	5,314	(5,314)	—
Share of other comprehensive loss of investments accounted for using the equity method	—	—	—	(3,667)	—	—	—	(3,667)

Balance at 30 June 2019	4,072,476	13,739	101,355	6,722	106,846	62,449	13,592,602	17,956,189

Notes to the condensed consolidated interim financial information (Continued)

11	Reserves (continued)

(a)	Share-based payments

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognized as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium.

The options of first tranche and second tranche were exercised at RMB 3.85 in August 2017 and January 2018. According to the Group’s board resolution on 28 December 2018, the third tranche was not exercised due to the failure on satisfying the non-market exercise conditions.

Notes to the condensed consolidated interim financial information (Continued)

11	Reserves (continued)

(a)	Share-based payments (continued)

Set out below are summaries of options granted under the plan for the six months ended 30 June 2018:

Number of share options 2018
As at 1 January 2018	19,104,500
Exercised during the period	(9,636,900)

As at 30 June 2018	9,467,600

The first tranche of the Share Option Incentive Scheme was exercised at RMB 3.85 per share option on 29 August 2017, and the Company received cash payment of RMB 54,580 thousands from 199 grantees, out of which, RMB 14,177 thousands were in share capital and RMB 40,403 thousands were in reserve as share premium.

The second tranche of the Share Option Incentive Scheme was exercised at RMB 3.85 per share option on 12 January 2018, and the Company received cash payment of RMB 37,102 thousands from 185 grantees, out of which, RMB 9,637 thousands were in share capital and RMB 27,465 thousands were in reserve as share premium.

(b)	For the six months ended 30 June 2019 and six months ended 30 June 2018, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

5.3	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit		Net assets
	Six months ended 30 June		30 June	31 December 2018
	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)
Under CAS	1,143,717	3,531,485	28,925,915	30,486,504
Adjustments under IFRS-
Government grants (a)	1,005	1,005	(23,058)	(24,063)
Safety production costs (b)	5,314	26,123	—	—

Under IFRS	1,150,036	3,558,613	28,902,857	30,462,441

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognized as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognized in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Guo Xiaojun
Joint Company Secretary

Shanghai, the PRC, 20 August 2019